EXPENSE LIMITATION AGREEMENT

Forum Funds II

c/o Atlantic Fund Administration

190 Middle Street, Suite 101

Portland, ME 04101

December 18, 2025

SKBA Capital Management, LLC

44 Montgomery Street, Suite 3500

San Francisco, CA 94104

Dear Mr. Rothe:

Pursuant to this Expense Limitation Agreement (the “Agreement”), SKBA Capital Management, LLC (the “Adviser”) agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the total annual fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the Baywood SociallyResponsible Fund and Baywood ValuePlus Fund (each a “Fund” and together, the “Funds”) do not exceed the levels listed below (the “Expense Limitation”) through January 31, 2027 (the “Limitation Period”).

Baywood SociallyResponsible Fund – Institutional Shares	0.89%
Baywood ValuePlus Fund – Institutional Shares	0.70%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds.

With respect to each class of shares, as applicable, the Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses that the Adviser reimburses under the Expense Limitation applicable to the class, provided that (a) the repayments do not cause the class’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) to exceed the lesser of (i) the Expense Limitation for the class, and (ii) the Expense Limitation in place at the time of the Adviser’s waiver or reimbursement; and (b) the repayment of any advisory fees waived or expenses reimbursed are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the relevant class for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of California and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

With respect to each Fund, this Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds II and will automatically terminate concurrently with the termination of the advisory agreement between the Adviser and the Trust with respect to such Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to such Fund. Unless otherwise amended or terminated, this Agreement will terminate on January 31, 2027.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS II,

By:	/s/ Zachary Tackett
Name:	Zachary Tackett
Title:	President

The foregoing Agreement is hereby accepted as of December 18, 2025.

SKBA CAPITAL MANAGEMENT, LLC

By:	/s/ Joshue J. Rothe
Name:	Joshua J. Rothe
Title:	Chief Executive Officer

Signature page to the Expense Limitation Agreement